FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

  82-         N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Ruennsheng Wang
Name:	Allen Ruennsheng Wang
Title:	Chief Executive Officer

Date: May 16, 2008

FOR IMMEDIATE RELEASE

China Sunergy Announces Changes To The Board Of Directors

Nanjing, China – May 16th, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today the appointment of three new independent directors.

Steve Morgan, 57, Wang Wenze, 66, and Jian Li, 55, have been appointed as independent directors for China Sunergy’s Board of Directors. Each brings with them approximately 25 years of experience and unique strengths in advisory roles.

Mr. Morgan graduated from Fordham College, New York, with a BA in Political Science and received his Juris Doctorate from Northwestern University School of Law. He currently acts as Senior Partner and Foreign Legal Advisor for Zhonglun W&D Law Firm in Beijing. Prior to coming to China, Mr, Morgan was a Senior Executive Vice President of Hyundai Motor Company in Seoul responsible for international business development and has served as a special advisor for companies such as The Carlyle Group, Mitsubishi Corporation and Finmeccanica SpA.

Mr. Wang started his career at the Electric Power Bureau in Shandong province before moving on to hold senior management roles at the China Energy Investment Company and the China Development and Investment Company. Mr. Wang was the Commissioner of the Finance and Economics Committee of the National People’s Congress (NPC) and only recently resigned from this role in March 2008.

Ms. Li holds a Doctorate degree in Economics from Xi’an Communication University and has worked in education for approximately 25 years, holding senior teaching positions at the Central University of Finance and Economics. Ms. Li has been involved in the publishing of a number of academic papers both in China and overseas during the past ten years, mainly writing on finance and the capital markets. She has received distinquished awards honoring her excellent service in the education sector.

Mr. Tingxiu Lu, Chairman of China Sunergy, commented on the new appointments: “I am honored to have individuals of such high esteem join our board of directors and I look forward to working closely with them. We are a company which has seen tremendous growth over the past year and along with this rapid growth is the need for strong internal governance. Ms. Li, Mr. Morgan and Mr. Wang are all experienced advisors and I know they will use their expertise and experience to effectively represent our shareholders.”

All three independent directors assumed their roles on May 13th, 2008.

Mr. Alan Smith, currently an independent director for China Sunergy, will be stepping down from his role on June 30th, 2008

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-8591-1951

Peter Schmidt: peter.schmidt@fd.com

Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.